Denise R. Cade

Senior Vice President, General Counsel and

Corporate Secretary

SunCoke Energy Partners L.P.

SunCoke Energy Partners GP LLC

1011 Warrenville Road

Suite 600

Lisle, IL 60532

630.824.1906 Phone

630.824.1106 Fax

drcade@suncoke.com

May 29, 2015

Via EDGAR and E-mail

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:    Pamela Long

            Assistant Director

Re:	SunCoke Energy Partners, L.P.
Registration Statement on Form S-3
Filed April 22, 2015
File No. 333-203562
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed February 24, 2015
Form 10-Q for the Fiscal Quarter Ended March 31, 2015
Filed April 30, 2015
File No. 1-35782

Dear Ms. Long:

This letter contains the responses of SunCoke Energy Partners, L.P. (the “Registrant”) to the comments (each a “Comment” and, together, the “Comments”) of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated May 18, 2015 (the “Comment Letter”), regarding the above-referenced filings.

For your convenience, each of the Staff’s Comments, as set forth in the Comment Letter, has been repeated in its entirety in bold type below, with the Registrant’s response set out immediately underneath the applicable Comment. In addition, the Registrant has filed through EDGAR and separately forwarded courtesy copies of Amendment No. 1 to the Registration Statement, which is marked to show changes from the original filing.

Capitalized terms used, but not otherwise defined, in this response letter are intended to have the respective meanings ascribed to such terms in the above-referenced filing.

Securities and Exchange Commission

May 29, 2015

Registration Statement on Form S-3

General

1.	We note although you disclose on page five that you have no partnership securities outstanding (other than common units), you are registering partnership securities as part of a secondary offering. Because this resale transaction is a delayed offering pursuant to Rule 415(a)(1)(i) and you are not a well-known seasoned issuer, this secondary offering of partnership securities cannot be made on an unallocated basis. Please revise your registration statement and your legal opinion to reflect the specific amounts and types of securities you are registering in your secondary offering. For further guidance please see Questions 228.03 and 228.04 of the Securities Act Rules C&DI.

Response: The Registrant has no partnership securities outstanding, other than the common units representing limited partner interests in the Registrant. The Registrant intends to register only common units in its secondary offering. Therefore, the Registration Statement has been revised accordingly and all references to “partnership securities” in the context of the secondary offering have been deleted. Please see the registration statement fee table included on the cover page of Amendment No. 1, and the base prospectus cover page and pages 55, 56 and 59 of the base prospectus.

Calculation of Registration Fee

2.	We note your disclosure in footnote 4 to the Registration Fee Table that the aggregate amount of common units registered is “further limited to what is permissible under Rule 415(a)(4) of the Securities Act.” Given that you appear to meet the requirements set forth in Form S-3, it is unclear how the aggregate amount of your at-the-market offering is restricted. Please either supplementally explain this sentence or delete it.

Response: The Registration Statement has been revised to delete the following sentence from footnote 4 to the registration statement fee table: “The aggregate amount of common units registered hereunder is further limited to that which is permissible under Rule 415(a)(4) of the Securities Act.” Please see footnote 4 to the registration statement fee table included on the cover page of Amendment No. 1.

Prospectus Cover Page

3.	Your disclosure that “the selling unitholder named in this prospectus or in any supplement to this prospectus may… offer and sell” securities being registered indicates that there may be selling unitholders in addition to Sun Coal & Coke LLC. If you are relying on Rule 430B to omit the names of these other selling unitholders, please revise your disclosure here to more specifically identify the initial offering transaction or transactions pursuant to which the securities to be offered were sold. See Rule 430B(b)(2)(iii) of the Securities Act.

Securities and Exchange Commission

May 29, 2015

Response: There is only one selling unitholder and that is Sun Coal & Coke LLC. The cover page of the base prospectus has been revised to delete the following italicized and underlined text: “… the selling unitholder named in this prospectus or in any supplement to this prospectus may, from time to time, offer and sell…” Please see the base prospectus cover page included in Amendment No. 1.

Information We Incorporate by Reference, page ii

4.	Please include all Form 8-Ks filed since January 1, 2015 in the list of documents incorporated into the registration statement by reference. See Item 12(a)(2) of Form S-3.

Response: The Registrant acknowledges the Staff’s comment, and the Registration Statement has been revised accordingly to include reference to the following Forms 8-K (all filed since January 1, 2015) in the list of documents incorporated into the registration statement by reference:

“Current Reports on Form 8-K, filed on January 13, 2015; January 20, 2015; January 29, 2015; March 2, 2015; April 6, 2015; April 23, 2015; April 27, 2015; April 30, 2015; and May 8, 2015”

Please see “Information We Incorporate by Reference” on pages ii and iii of the base prospectus included in Amendment No. 1.

Description of the Preferred Units, page 4

5.	We note you disclose here and under Description of Partnership Securities on page five that your partnership agreement authorizes you to issue “additional limited partner interests and other equity securities.” Given that Section 1.1 of your First Amended and Restated Agreement of Limited Partnership (filed on Form 8-K on January 17, 2013) indicates that limited partner interests may include “any class or series of equity interest in the Partnership,” please expand upon your description of these “other equity securities” and include them in the fee table and cover page as necessary. Additionally, all securities to be issued upon exchange or conversion should be registered and listed in the table.

Response: The Registrant acknowledges the Staff’s comment. For purposes of the primary offering, the Registrant intends to register only common units, representing limited partner interests in the Registrant, and preferred units, representing preferred equity interests in the Registrant. The Registration Statement has been revised accordingly and all references to “partnership securities” in the context of the primary offering have been deleted (including the one-page generic description of such securities). Please see the registration statement fee table and related footnotes included on the cover page of Amendment No. 1, and the base prospectus cover page, table of contents, and pages ii and 5, and Exhibits 5.1, 8.1 and 23.1

Securities and Exchange Commission

May 29, 2015

Form 10-K for the Year Ended December 31, 2014

Management’s Discussion and Analysis

Our Focus and Outlook for 2015, page 39

6.	You present Adjusted EBITDA that you expect to achieve in 2015. Please present the most directly comparable GAAP financial measure and provide a quantitative reconciliation of the differences between the non-GAAP and GAAP financial measures, to the extent available without unreasonable efforts pursuant to Item 10(e)(1)(i)(b) of Regulation S-K. If the GAAP financial measure is not accessible on a forward-looking basis, you should disclose that fact and provide reconciling information that is available without an unreasonable effort. Furthermore, you should identify information that is unavailable and disclose its probable significance. Refer to SEC Release No. 33-8176.

Response: The Registrant acknowledges the Staff’s comment and will reconcile all non-GAAP financial measures to the most directly comparable GAAP financial measure in all future filings. The Registrant notes the reconciliation below was included on page 21 of Exhibit 99.2 to Form 8-K filed on January 29, 2015 and will include this reconciliation in all future filings disclosing expected 2015 Adjusted EBITDA.

	Year Ended December 31, 2015
	Low	High
	(Dollars in millions)
Adjusted EBITDA attributable to SunCoke Energy Partners, L.P.	$169.0	$179.0
Add: Adjusted EBITDA attributable to noncontrolling interest (1)	14.0	14.0

Adjusted EBITDA	183.0	193.0

Subtract:
Depreciation and amortization expense	57.0	57.0
Interest expense, net	56.0	56.0
Income tax expense	1.0	1.0

Net income	69.0	79.0

Changes in working capital and other	—	5.0
Depreciation and amortization expense	57.0	57.0

Net cash provided by operating activities	$126.0	$141.0

Securities and Exchange Commission

May 29, 2015

Domestic Coke – Adjusted EBITDA, page 44

7.	We note that coal-to-coke yields have impacted Adjusted EBITDA in each period. Please expand your discussion to explain the underlying causes of these yield changes.

Response: The Registrant acknowledges the Staff’s comment and notes the following discussion regarding the impact of coal-to-coke yields on operating performance is included in Results of Reportable Business Segments section in Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations:

“Coal Cost Component with Pass-Through Provisions. The largest cost component of our coke is the cost of purchased coal, including any transportation or handling costs. Under the contracts at our cokemaking facilities, coal costs are a pass-through component of the coke price, provided that we realize certain targeted coal-to-coke yields. When targeted coal-to-coke yields are achieved, the price of coal is not a significant determining factor in the profitability of these facilities, although it does affect our revenue and cost of sales for these facilities in approximately equal amounts. However, to the extent that the actual coal-to-coke yields are less than the contractual standard, we are responsible for the cost of the excess coal used in the cokemaking process. Conversely, to the extent our actual coal-to-coke yields are higher than the contractual standard, we realize gains. As coal prices decline, the benefits associated with favorable coal-to-coke yields also decline.”

In future filings, the Registrant will expand disclosure of underlying causes of yield changes, similar to the disclosure below:

“Domestic Coke Adjusted EBITDA decreased $13.8 million, or 8.8 percent, to $143.5 million in 2014 compared to $157.3 million in 2013. Severe weather conditions and operational inefficiencies adversely impacted both coal-to-coke yields and coke volumes in the current year, resulting in decreases to Adjusted EBITDA of $11.0 million and $5.5 million, respectively. A decrease in the reimbursement rate of operating and maintenance costs further decreased Adjusted EBITDA by $1.3 million. These decreases were offset by an increase in Adjusted EBITDA of $1.9 million attributable to higher energy sales. The remaining increase of $2.1 million primarily related to lower allocated corporate costs.”

Adjusted EBITDA, page 80

8.	We note you have attempted to address the important limitations of Adjusted EBITDA as an analytical tool rather than as a measure of the operating performance of the Partnership. The limitations you have identified appear to relate to limitations of these measures as liquidity measures. Please revise your disclosures accordingly.

Response: The Registrant acknowledges the Staff’s comment and will update disclosures in all future filings to include a reconciliation of Adjusted EBITDA to both net income and to cash flows from operating activities. The Registrant also will clarify that Adjusted EBITDA is considered both a performance and liquidity measure. The Registrant provides an example of expected disclosure in future filings for the Staff’s reference below:

Securities and Exchange Commission

May 29, 2015

“The Partnership evaluates the performance of its segments based on segment Adjusted EBITDA, which is defined as earnings before interest, taxes, depreciation and amortization (“EBITDA”) adjusted for sales discounts. Prior to the expiration of our nonconventional fuel tax credits in June 2012, EBITDA reflected sales discounts included as a reduction in sales and other operating revenue. The sales discounts represent the sharing with customers of a portion of nonconventional fuel tax credits, which reduce our income tax expense. However, we believe our Adjusted EBITDA would be inappropriately penalized if these discounts were treated as a reduction of EBITDA since they represent sharing of a tax benefit that is not included in EBITDA. Accordingly, in computing Adjusted EBITDA, we have added back these sales discounts. EBITDA and Adjusted EBITDA do not represent and should not be considered alternatives to net income, operating income or operating cash flow under GAAP and may not be comparable to other similarly titled measures in other businesses.

Management believes Adjusted EBITDA is an important measure of the operating performance of the Partnership’s net assets and its ability to incur and service debt, fund capital expenditures and make distributions. Adjusted EBITDA provides useful information to investors because it highlights trends in our business that may not otherwise be apparent when relying solely on GAAP measures and because it eliminates items that have less bearing on our operating performance and liquidity. EBITDA and Adjusted EBITDA are not measures calculated in accordance with GAAP, as they should not be considered an alternative to net income, operating cash flow or any other measure of financial performance presented in accordance with GAAP. Set forth below is additional discussion of the limitations of Adjusted EBITDA as an analytical tool:

Limitations. Other companies may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure. Adjusted EBITDA also has limitations as an analytical tool and should not be considered in isolation or as a substitute for an analysis of our results as reported under GAAP. Some of these limitations include that Adjusted EBITDA:

•	does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•	does not reflect items such as depreciation and amortization;

•	does not reflect changes in, or cash requirement for, working capital needs;

•	does not reflect our interest expense, or the cash requirements necessary to service interest on or principal payments of our debt;

•	does not reflect certain other non-cash income and expenses;

•	excludes income taxes that may represent a reduction in available cash; and

•	includes net income attributable to non-controlling interests.”

Below is a reconciliation of Adjusted EBITDA (unaudited) to net income and operating cash flow, which are its most directly comparable financial measures calculated and presented in accordance with GAAP:

Securities and Exchange Commission

May 29, 2015

	Year Ended December 31,
	2014	2013	2012
			(Predecessor)
	(Dollars in millions)
Adjusted EBITDA attributable to Predecessor/SunCoke Energy Partners, L.P.	$130.9	$103.5	$127.4
Add: Adjusted EBITDA attributable to noncontrolling interest (1)	19.7	51.7	—

Adjusted EBITDA	150.6	155.2	127.4

Subtract:
Depreciation and amortization expense	40.6	33.0	33.2
Interest expense, net	37.1	15.4	10.3
Income tax expense	1.2	4.5	24.4
Sales discounts provided to customers due to sharing of nonconventional fuel tax credits(2)	—	(0.6)	2.7

Net income	71.7	102.9	56.8

Loss on extinguishment of debt	15.4	—	—
Changes in working capital and other	(19.5)	(5.6)	5.8
Depreciation and amortization expense	40.6	33.0	33.2

Net cash provided by operating activities	$108.2	$130.3	$95.8

(1)	Reflects net income attributable to non-controlling interest adjusted for non-controlling interest share of interest, taxes and depreciation.

(2)	Sales discounts are related to nonconventional fuel tax credits, which expired in 2012. At December 31, 2012, we had $12.4 million in accrued sales discounts to be paid to a customer at the Haverhill facility. During the first quarter of 2013, we settled this obligation for $11.8 million which resulted in a gain of $0.6 million. The gain was recorded in sales and other operating revenue on our Combined and Consolidated Statement of Income.

Financial Statements

Notes to the Financial Statements

Note 8. Cash Distributions and Net Income Per Unit

Earnings Per Unit, page 69

9.	Please show us how you calculated your net income per limited partner unit amounts for the year ended December 31, 2014. Please explain why the limited partners’ earnings on common units divided by the weighted average limited partners common units outstanding does not equal the net income per limited partner common unit amount disclosed.

Response: The Registrant acknowledges the Staff’s comment and notes that limited partners’ earnings on common units divided by the weighted average limited partners common units outstanding does not equal the net income per limited partner common unit amount disclosed for the year ended December 31, 2014 because the table in footnote 8 to the financial statements in the 2014 Form 10-K contained an immaterial clerical error which understated the limited partners’ distributions on common units by $3.0 million. The correction of this immaterial error, which was reflected in the Partnership’s financial statements included in Exhibit 99.1 to our Form 8-K filed on April 30, 2015, did not impact the previously reported amount of net income per limited partner common unit of $1.58 for the year ended December 31, 2014. The Registrant has provided the corrected table for the Staff’s reference below.

Securities and Exchange Commission

May 29, 2015

	Year Ended December 31,
	2014	2013
	(Dollars in millions, except per unit amounts)
Net income attributable to partners	$56.0	$58.6
General partner’s distributions (including incentive distribution rights)	2.6	1.2
Limited partners’ distributions on common units	45.3	25.6
Limited partners’ distributions on subordinated units	32.8	25.6

Distributions (greater than) less than earnings	(24.7)	6.2
General partner’s earnings:
Distributions (including incentive distribution rights)	2.6	1.2
Allocation of distributions (greater than) less than earnings	(0.2)	0.4

Total general partner’s earnings	2.4	1.6
Limited partners’ earnings on common units:
Distributions	45.3	25.6
Allocation of distributions (greater than) less than earnings	(14.2)	2.9

Total limited partners’ earnings on common units	31.1	28.5
Limited partners’ earnings on subordinated units:
Distributions	32.8	25.6
Allocation of distributions (greater than) less than earnings	(10.3)	2.9

Total limited partners’ earnings on subordinated units	22.5	28.5
Weighted average limited partner units outstanding:
Common—basic and diluted	19.7	15.7
Subordinated—basic and diluted	15.7	15.7
Net income per limited partner unit:
Common—basic and diluted	$1.58	$1.81
Subordinated—basic and diluted	$1.43	$1.81

Form 10-Q for the Period Ended March 31, 2015

Granite City Dropdown, page 6

10.	Please clarify the nature of the adjustments to equity for the acquisition of an interest in Granite City on your statement of equity. In this regard, it may be helpful to disclose the historical cost of the assets you acquired. Please show us how you determined the adjustment amounts. Please address this comment as it relates to your supplemental audited financial statements included in your Form 8-K dated April 30, 2015.

The Registrant acknowledges the Staff’s comment and notes “Adjustments to equity for the acquisition of an interest in Granite City” on the Registrant’s Combined and Consolidated Statement of Equity for the three months ended March 31, 2015 is summarized as follows:

Total transaction value	$245.0
Cash retained to pre-fund Granite City environmental project	(45.0)
Cash paid to third parties related to extinguishment of debt assumed	(8.7)

Consideration transferred to SunCoke Energy, Inc.	191.3
Capitalized debt issuance costs related to debt assumed	(2.2)

Adjustments to equity for the acquisition of an interest in Granite City	189.1

Securities and Exchange Commission

May 29, 2015

The historical cost of the assets acquired of $203.6 million is presented as “Allocation of parent net equity in Granite City to SunCoke Energy Partners, L.P.” on the Registrant’s Combined and Consolidated Statement of Equity for the three months ended March 31, 2015.

These amounts are allocated to the limited partners and general partner based on their respective ownership interests in the Registrant.

The Form 8-K filed on April 30, 2015 provides historical financial statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012 for the Registrant combined with the stand-alone financial statements of Granite City as the acquisition was between entities under common control. The abovementioned adjustments to equity do not impact the Registrant until the first quarter of 2015 and are therefore not included in the financial statements in the Form 8-K filed on April 30, 2015.

Securities and Exchange Commission

May 29, 2015

Liquidity and Capital Resources, page 22

11.	You disclose that as of March 31, 2015 you were in compliance with all applicable debt covenants contained in the Partnership Revolver and that you do not anticipate violation of these debt covenants. You also disclose note that on April 21, 2015 you amended the revolving credit facility to increase the maximum consolidated leverage ratio from 4.00:1.00 to 4.50:1.00. Please reconcile these disclosures with the information contained in your earnings call held on April 23, 2015, which indicates that you may exceed the new maximum consolidated leverage ratio. Please also address the following:

•	If you receive any waivers for your debt covenants, disclose the terms of the waiver including how long the terms of the covenants were specifically waived;

•	Disclose the potential impact on your liquidity and capital resources if you do not comply with any remaining covenants and/or are unable to obtain a waiver of compliance in the future. Specifically, you should state whether noncompliance with any remaining covenants could lead to the acceleration of payments due under any of your debt arrangements; and

•	Disclose the actual ratios/amounts as of each reporting date for any material debt covenants for which it is reasonably likely that you will not be able to meet. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350.

Response: The Registrant acknowledges the Staff’s comment. On April 21, 2015 the Registrant amended its revolving credit facility to increase the maximum consolidated leverage ratio from 4.00:1.00 to 4.50:1.00 and, if applicable, to 5:00 to 1.00 during a specified acquisition period. The Registrant’s revolving credit facility defines “specified acquisition period” to include the remainder of a fiscal quarter (and the two immediately succeeding fiscal quarters) during which the Registrant acquires additional assets having a fair market value greater than $50 million.

Securities and Exchange Commission

May 29, 2015

The Registrant is currently, and has been at all times during each of the fiscal year ended December 31, 2014, and the fiscal quarter ended March 31, 2015, in compliance with the covenants contained in its debt documents. The Registrant was never in breach of, or in default under, any of its debt documents and accordingly did not request or receive any waivers in connection with the April 21, 2015 amendment of the revolving credit facility, or otherwise. The Registrant is not currently aware of any material debt covenants (in its revolving credit facility, or otherwise) with which it is reasonably likely that the Registrant will not be able to comply.

In the future, if the Registrant should fail to comply with the debt covenants in its revolving credit facility and such failure were to continue beyond any applicable grace period, the lenders would be entitled to terminate their credit commitments and declare any outstanding borrowings, together with accrued interest, under the revolving credit facility immediately due and payable. If this were to occur, certain of the Registrant’s other debt (e.g., senior notes issued under long-term debt indentures) also may become subject to acceleration.

Beginning with its Quarterly Report on Form 10-Q for the Period Ending June 30, 2015 (“Second Quarter Form 10-Q”), the Registrant will include the following disclosure:

“The Partnership is subject to certain debt covenants that, among other things, limit the Partnership’s ability and the ability of certain of the Partnership’s subsidiaries to (i) incur indebtedness, (ii) pay dividends or make other distributions, (iii) prepay, redeem or repurchase certain debt, (iv) make loans and investments, (v) sell assets, (vi) incur liens, (vii) enter into transactions with affiliates and (viii) consolidate or merge. These covenants are subject to a number of exceptions and qualifications set forth in the respective agreements governing the Partnership’s debt.

Under the terms of the Partnership Revolver, at June 30, 2015, the Partnership was subject to a maximum consolidated leverage ratio of 4.50 to 1.00 (and, if applicable, 5.00 to 1.00 during the remainder of any fiscal quarter and the two immediately succeeding fiscal quarters following our acquisition of additional assets having a fair market value greater than $50 million), calculated by dividing total debt by EBITDA as defined by the Partnership Revolver. In addition, the Partnership was subject to a minimum consolidated interest coverage ratio of 2.50 to 1.00, calculated by dividing EBITDA by interest expense as defined by the Partnership Revolver.

If we fail to perform our obligations under these and other covenants, the lenders’ credit commitment could be terminated and any outstanding borrowings, together with accrued interest, under the Partnership Revolver could be declared immediately due and payable. The Partnership Revolver Credit Facility also has cross-default provisions that apply to other material indebtedness of ours. As of June 30, 2015, the Partnership was in compliance with all applicable debt covenants contained in the Partnership Revolver. We do not anticipate violation of these covenants nor do we anticipate that any of these covenants will restrict our operations or our ability to obtain additional financing.”

Securities and Exchange Commission

May 29, 2015

In submitting this response to the comment contained in the Staff’s letter dated May 18, 2015, the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Registrant’s filing; and

•	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions that you have with respect to the foregoing to the undersigned, at 630-824-1906, or to John DiRocco, at 630-824-1785.

Very truly yours,

SunCoke Energy Partners, L.P.
By:	SunCoke Energy Partners GP LLC, its general partner

/s/ Denise R. Cade
Denise R. Cade
Senior Vice President, General Counsel and
Corporate Secretary

cc:	Fay West (SunCoke Energy Partners, L.P.)
Gillian R. Hobson (Vinson & Elkins L.L.P.)